Exhibit 99.1

1500 Robert-Bourassa Blvd.,
April 6, 2017	7th Floor
Montreal QC, H3A 3S8
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: AMAYA INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual and Special Meeting
Record Date for Notice of Meeting :	May 01, 2017
Record Date for Voting (if applicable) :	May 01, 2017
Beneficial Ownership Determination Date :	May 01, 2017
Meeting Date :	June 20, 2017
Meeting Location (if available) :	Montreal QC
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No

NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	02314M108	CA02314M1086
COMMON SHARES US 1933 LEGEND	02314M504	US02314M5040

Sincerely,

Computershare

Agent for AMAYA INC.